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BEIJING, SHANGHAI, HONG KONG

August 25, 2010

Writer’s Direct Contact

212.468.8163

JTanenbaum@mofo.com

Maryse Mills-Apenteng

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Registration Statement on Form S-4 for Sonic Solutions

File No. 333-168076

Dear Ms. Mills-Apenteng:

On behalf of our client, Sonic Solutions (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 (the “Registration Statement”), which has been marked to show changes from the Company’s initial filing. Below, we provide responses to the comments raised by the staff (the “Staff”) in its comment letter dated August 9, 2010. Below we have noted the comments from the Staff in bold face type and the responses in regular type. Page number references are to the marked copy of Amendment No. 1, which is enclosed herewith.

General

1.	Please be advised that pending comments relating to our review of the DivX, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 must be resolved before we can act favorably upon a request for acceleration of the Form S-4.

DivX, Inc. (“DivX”) has informed us that they submitted a response dated August 9, 2010, and were informed orally on August 24, 2010 that the Staff would not have further comments.

2.

It appears that the merger with DivX will occur in two steps before final completion of the merger, whereby DivX will first merge with Siracusa Merger Corporation—a newly formed, wholly owned subsidiary of Sonic—with DivX becoming a wholly owned subsidiary of Sonic. Immediately thereafter, DivX will merge with Siracusa Merger LLC, another newly formed, wholly owned

Maryse Mills-Apenteng

August 25, 2010

Page Two

subsidiary of Sonic—with Siracusa Merger LLC as the surviving entity and immediately changing its name to DivX LLC. Please tell us and briefly explain in an appropriate location of the document the tax or other reasons for structuring the merger in this manner.

The merger has been structured in two steps, pursuant to which Siracusa Merger Corporation will merge with and into DivX (the “First Merger”) immediately after which DivX will merge with and into Siracusa Merger LLC (the “Second Merger”), for several federal income tax reasons. First, consummation of the Second Merger will result in the application of more flexible requirements in determining the qualification of the merger as a “reorganization” within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Second, preceding the Second Merger with the First Merger is intended to protect DivX from the recognition of taxable gain in the event the merger failed to qualify as a reorganization. Without the First Merger, if the merger (i.e., the Second Merger) failed to qualify as a reorganization the merger would be taxable both to (i) the stockholders of DivX on their transfer of DivX stock and (ii) DivX itself in a deemed taxable transfer of its assets to Siracusa Merger LLC. Note the merger would become taxable to DivX stockholders regardless of the structure used if the merger failed to qualify as a reorganization. The use of a two-step structure is only intended and able to protect against the taxation of DivX. The use of a two-step structure has become a common and accepted practice and has been expressly sanctioned by the Internal Revenue Service. Please see the revised disclosure on page 27.

3.	Please ensure that you file forms of proxy for Sonic Solutions and DivX that comply with the requirements of Rule 14a-4(a) and Rule 14a-6(e)(1).

We acknowledge the Staff’s comment and have included these items as Exhibits 99.3 (Sonic) and 99.4 (DivX) to Amendment No. 1 to the Registration Statement.

The Merger

Opinion of Financial Advisor to the Sonic Board of Directors, page 44

4.	We note on page 51 that Sonic has agreed to pay Jefferies & Company, Inc. a customary fee for its services upon delivery of Jefferies’ fairness opinion. Please disclose the compensation paid. In addition, tell us whether Sonic and Jeffries currently have an agreement or understanding with regard to an ongoing or future material relationship. Refer to Item 14(b)(6) of Schedule 14A and Item 1015(b)(4) of Regulation M-A

We acknowledge this comment and have supplemented our disclosure on page 52.

Opinion of DivX’s Financial Advisor, page 51

Maryse Mills-Apenteng

August 25, 2010

Page Three

5.	We note on page 56 that DivX has agreed to pay Oppenheimer an aggregate fee, a portion of which is contingent upon consummation of the merger. Please tell us what portion of the fee is contingent upon consummation of the merger. To the extent the contingent amount is material, please disclose the amount in your document. In addition, please tell us whether DivX has had a material relationship with Oppenheimer in the past two years.

With respect to the portion of the Staff’s comment requesting that we disclose the amount of the contingent portion of the fee payable to Oppenheimer, the disclosure appearing on page 57 of Amendment No. 1 has been revised in response to the Staff’s comment. DivX has agreed to pay Oppenheimer for its financial advisory services in connection with the merger an aggregate fee estimated to be approximately $2.8 million (based on the closing price of Sonic’s common stock as of August 19, 2010), a portion of which was paid upon delivery of Oppenheimer’s opinion, and $2.4 million of which is contingent upon consummation of the merger.

With respect to the portion of the Staff’s comment as to whether DivX has had a material relationship with Oppenheimer in the past two years, we supplementally advise the Staff that, other than the financial advisory services provided by Oppenheimer to DivX in connection with the proposed merger with Sonic, during the two-year period prior to the date of Oppenheimer’s opinion of June 1, 2010, DivX did not have any material financial advisory relationships with Oppenheimer for which Oppenheimer received compensation. In light of the foregoing and consistent with the requirements of Item 4(b)(6) of Schedule 14A and Item 1015(b)(4) of Regulation M-A, we respectfully submit that no additional disclosure is required.

The Merger Agreement, page 71

6.	We note your inclusion of a disclaimer regarding the limited purpose and investor use of the information in the merger agreement, which has been filed as part of your registration statement. Please tell us how you determined that disclaimers such as these are consistent with your disclosure obligations or amend your disclosure as appropriate.

We have revised the italicized text on page 72 to clarify the nature and purposes of the description of the merger agreement, as well as the disclosure obligations of Sonic and DivX under the federal securities laws.

Where You Can Find More Information

Sonic SEC Filings, page 160

Maryse Mills-Apenteng

August 25, 2010

Page Four

7.	Please revise this section to specifically incorporate by reference the Forms 8-K filed by Sonic Solutions on July 28 and August 4, 2010, the 10-K/A filed July 26, 2010, the Form 10-Q filed August 6, 2010 and any other periodic reports “filed” prior to effectiveness. Refer to Part I.B of Form S-4.

We acknowledge the Staff’s comment and have supplemented our disclosure on page 164.

DivX SEC Filings, page 160

8.	Please revise this section to specifically incorporate by reference the Form 8-K/A filed by DivX on February 24, 2010, the Forms 8-K filed on April 1, April 3, and March 1, 2010, the Form 10-Q filed August 9, 2010 and any other periodic reports “filed” prior to effectiveness.

We acknowledge the Staff’s comment and have supplemented our disclosure on page 164.

Item 22. Undertakings, page II-2

9.	Please include the undertakings required by Item 512(a)(5)(i) or (ii), as applicable, as well as Item 512(a)(6) of Regulation S-K.

We acknowledge the Staff’s comment and have included the aforementioned undertakings.

Signatures, page II-4

10.	Please ensure that your signatures conform to the requirements of Form S-4. In this regard, we note that you have not identified your controller or principal accounting officer. Refer to the Instructions for Signatures of Form S-4.

We acknowledge the Staff’s comment and have revised the signature page appropriately.

*****

Maryse Mills-Apenteng

August 25, 2010

Page Five

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 468-8163 or Nilene Evans at (212) 468-8088.

Sincerely,

James R. Tanenbaum

cc:    Stephani Bouvet

          Paul F. Norris